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                                                                   EXHIBIT 99.11


                          RIGHTS OFFERING TO HOLDERS OF
                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD

                           AMERICAN DEPOSITARY SHARES

                                                            September [  ], 2002

To Our Clients who are Beneficial Owners of
      American Depositary Shares of
      Chartered Semiconductor Manufacturing Ltd

      In connection with the offering by Chartered Semiconductor Manufacturing Ltd ("Chartered") (i) to holders of its ordinary shares of rights to subscribe for new ordinary shares (the "primary ordinary share rights"), as well as rights to apply for additional ordinary shares ("secondary ordinary share rights") and
(ii) to holders of its American Depositary Shares (the "ADSs") of rights to subscribe for new ADSs (the "primary ADS rights"), as well as rights to apply to subscribe for additional new ordinary shares in the form of ADSs (the "secondary ADS rights" and together with the primary ADS rights, the "ADS rights"), please find enclosed a Prospectus, dated March 19, 2001, together with a Prospectus Supplement, dated September 14, 2002 (collectively, the "Prospectus"). Citibank, N.A. has been appointed as the ADS rights agent by Chartered. The Prospectus is being furnished to you as the beneficial owner of ADSs held by us for your account. In addition, please find the attached Subscription/Sale Instructions for ADS Rights, which must be completed by you in order to direct the exercise or the sale of your ADS rights. Chartered has made arrangements with Citibank, N.A., as ADS rights agent for the ADSs, to make available the ADS rights to holders of ADSs as of 5:00 p.m. (New York City time) on September 17, 2002 (the "ADS record date") upon the terms set forth in the Prospectus. YOUR PROMPT ATTENTION IS REQUESTED, AS THE ADS SUBSCRIPTION PERIOD EXPIRES AT 5:00 P.M. (NEW YORK CITY TIME) ON OCTOBER 4, 2002 (THE "ADS RIGHTS EXPIRATION DATE").

ADS RIGHTS NOT EXERCISED OR SOLD PRIOR TO 5:00 P.M. (NEW YORK CITY TIME) ON OCTOBER 4, 2002 WILL BECOME VOID AND WILL HAVE NO FURTHER VALUE.

      For a complete description of the terms and conditions of the offering and the procedures for exercise or sale of your ADS rights, please refer to the enclosed Prospectus.

                             EXERCISE OF ADS RIGHTS

      You will receive eight (8) primary ADS rights for every ten (10) ADSs you hold on the ADS record date. One (1) primary ADS right will entitle you to subscribe for one (1) new ADS. To validly subscribe for new ADSs, you will need to tender to the ADS rights agent US$ 6.00 for each new ADS you wish to subscribe for, which is 105% of the U.S. dollar equivalent of S$ 10.00 on August 30, 2002, in order to account for possible exchange rate fluctuation. The definitive ADS subscription price will be the U.S. dollar equivalent of the ordinary shares subscription price of S$ 1.00, multiplied by ten (10), based on the noon buying rate in New York for cable transfers in Singapore dollars (as certified for customs purposes by the Federal Reserve Bank of New York) on October 7, 2002 (the "definitive ADS subscription price"). If the amount you pay is more than the definitive ADS subscription price, the ADS right agent will refund to you such aggregate excess without interest. If the amount you pay to subscribe each new ADS is insufficient to pay the definitive ADS subscription price, the ADS rights agent will pay the amount of the deficiency to Chartered, and you will need to reimburse to the ADS rights agent the amount of such deficiency, including interest and expenses, prior to your receiving any new ADSs. Please refer to the Prospectus for a description of the actions to be taken if the amount you pay to subscribe each new ADS is insufficient to cover, or exceeds, the definitive ADS subscription price.

      In the event that any ordinary shares are not subscribed for pursuant to the exercise of primary ADS rights or primary ordinary share rights and you have exercised all of your primary ADS
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rights, you will have the opportunity to apply to subscribe for additional new ordinary shares in the form of ADSs by specifying an additional number of ADSs you would like to be allocated in the appropriate place on the attached Subscription/Sale Instructions for ADS Rights. If the aggregate number of additional new ordinary shares available for subscription pursuant to the secondary ADS rights and secondary ordinary share rights equals or exceeds the aggregate number of additional new ordinary shares applied to be subscribed for pursuant to the exercise of secondary ADS rights and secondary ordinary share rights, you will receive the number of additional new ordinary shares in the form of ADSs indicated in your application. If the aggregate number of additional new ordinary shares available for subscription is less than the aggregate number of additional new ordinary shares applied to be subscribed for pursuant to the exercise of secondary ADS rights and secondary ordinary share rights and you have applied to subscribe for new ordinary shares pursuant to the exercise of secondary ADS rights, you will be allocated additional new ordinary shares in the form of ADSs in accordance with the customary practice in Singapore.

      If you wish to exercise your secondary ADS rights, you must indicate the number of additional ADSs you wish to apply to subscribe for on a properly completed ADS rights certificate and make full payment for each additional ADS for which of you are applying to subscribe in accordance with the payment provisions described above. In the event that you are allocated less than the number of additional new ADSs that you apply to subscribe for, the ADS rights agent will return any excess funds not applied to the subscription of additional new ADSs as soon as practicable after such allocation, net of amounts otherwise owed to the ADS rights agent in connection with the offering. A subscription for additional new ordinary shares in the form of ADSs must be received prior to the ADS rights expiration date. The exercise of your secondary ADS rights to apply to subscribe for additional new ordinary shares in the form of ADSs is irrevocable and may not be cancelled or modified.

            EXCHANGE OF ADS RIGHTS FOR PRIMARY ORDINARY SHARE RIGHTS

      ADS rights may be converted only into primary ordinary share rights. Upon exchange of your ADS rights into primary ordinary share rights, your corresponding secondary ADS rights will lapse. For assistance in effecting a conversion, you should contact us or a bank, broker or other professional advisor. Conversions may take up to three business days to complete. If you intend on effecting a conversion you should initiate the conversion process in ample time to ensure that the conversion is completed before the expiration of the ordinary share rights trading period, the ADS subscription period or the ordinary share subscription period, as applicable.

      In order to convert an ADS right into a primary ordinary share right prior to the expiration of trading of the ordinary share rights in Singapore, the ADS depositary must receive your request for conversion by 5:00 p.m. (New York City time), on September 30, 2002. The trading of ordinary share rights in Singapore ends at 5:00 p.m. (Singapore time) on October 1, 2002 and the ordinary share subscription period expires at 4:45 p.m. (9:30 p.m. for electronic applications) (Singapore time) on October 7, 2002. The transaction costs, if any, incurred in effecting conversions are your responsibility.

                             UNEXERCISED ADS RIGHTS

      If you do not exercise or sell your ADS rights prior to the ADS rights expiration date, your ADS rights will become void and will have no further value.

                               SALE OF ADS RIGHTS

      The ADS rights agent will charge an you customary fees and expenses, including depositary fees (up to US$ 0.02 per ADS right sold), for selling ADS rights. The ADS rights will be quoted on NASDAQ. If you wish to sell any ADS rights, you may direct us to instruct the ADS rights agent, to sell any such ADS rights by so indicating on the enclosed Subscription/Sale Instructions for ADS Rights and delivering the signed and completed Subscription/Sale Instructions for ADS Rights to us in time to enable us to instruct the ADS rights agent before 5:00 p.m. (New York City time) on October 2, 2002. The proceeds of any ADS rights sold (after deduction of applicable depositary fees of up to US$ 0.02 per ADS right sold, taxes and expenses), will be remitted to you after the
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expiration of the ADS rights subscription period. The net sale proceeds for ADS rights will be calculated on the basis of the net weighted average of all sales of ADS rights by the ADS rights agent during the ADS subscription period. Neither Chartered nor the ADS rights agent can guarantee the ability of the ADS rights agent to effectuate any such sale or the price at which the ADS rights will be sold.

      The exercise of your ADS rights may be made only by us pursuant to your instructions. In the absence of proper instructions from you to exercise your ADS rights, together with the required payment, we will not exercise your ADS rights and your ADS rights will lapse. Accordingly, your prompt attention is requested. If you wish for us to sell your ADS rights, exercise your ADS rights and/or apply to subscribe for additional new ADSs, if any, pursuant to the terms and subject to the conditions set forth in the Prospectus, please complete, execute and deliver to us the Subscription/Sale Instructions for ADS Rights provided herewith, along with payment in the correct amount for the new ADSs you wish to subscribe for pursuant to your primary ADS rights and for which you wish to apply to subscribe for pursuant to your secondary ADS rights. If you have questions regarding the ADS rights offering, please contact us.
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                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                  SUBSCRIPTION/SALE INSTRUCTIONS FOR ADS RIGHTS

      The undersigned beneficial owner (the "Beneficial Owner") of ____________ ADS rights of Chartered Semiconductor Manufacturing Ltd hereby acknowledges receipt of the Prospectus for the distribution of ADS rights and provides to you the following instructions in connection with the offering of new ADSs:

1. PLEASE EXERCISE PRIMARY ADS RIGHTS HELD FOR OUR ACCOUNT AS FOLLOWS (1 PRIMARY ADS RIGHT = 1 NEW ADS):

                                X  US$ 6.00        =      USD
      ------------------------                                ---------------
      (no. of ADSs subscribed)


2.    PLEASE EXERCISE SECONDARY ADS RIGHTS HELD FOR OUR ACCOUNT AS FOLLOWS*:

                                X  US$ 6.00        =      USD
      ------------------------                                ---------------
      (no. of ADSs subscribed)


3. PLEASE DIRECT THE ADS RIGHTS AGENT TO SELL ALL ADS RIGHTS HELD FOR OUR ACCOUNT. (PLEASE MARK BOX)[ ].

4. PLEASE DIRECT THE ADS RIGHTS AGENT TO SELL ________ ADS RIGHTS HELD FOR OUR ACCOUNT AND SUBSCRIBE FOR NEW ADSS AS INDICATED IN (1) ABOVE AND APPLY TO SUBSCRIBE FOR ADDITIONAL NEW ADSS AS INDICATED IN (2) ABOVE.** (PLEASE MARK BOX)[ ].


Name:                                       Address:
      --------------------------------               ---------------------------

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Signature:
           ---------------------------      ------------------------------------
Printed name (if signatory is not the       Telephone Number:
Beneficial Owner):

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Title or Capacity (if signatory is not      Tax ID or Social Security Number:
the Beneficial Owner):

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Date Executed:

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THIS FORM MUST BE RETURNED, ALONG WITH PAYMENT FOR THE TOTAL U.S. DOLLAR AMOUNT
DUE UNDER (1) AND (2) ABOVE, TO THE BENEFICIAL OWNER'S BANK OR BROKER AND NOT TO CITIBANK, N.A. WITH SUFFICIENT TIME FOR THE BENEFICIAL OWNER'S BANK OR BROKER TO INSTRUCT THE ADS RIGHTS AGENT TO EXECUTE THE ABOVE TRANSACTIONS PRIOR TO THE EXPIRATION OF THE ADS SUBSCRIPTION PERIOD.

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* Please note that you may exercise your secondary ADS rights only if you have exercised all of your primary ADS rights.

** If any of your ADS rights are being sold, secondary ADS rights can only be exercised if you exercise all of the primary ADS rights remaining in you account.